Validus Holdings, Ltd. 29 Richmond Road Pembroke HM 08 Bermuda

December 7, 2011

Via EDGAR

United States Securities and Exchange Commission
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, D.C.  20549-3628

RE:	Validus Holdings, Ltd.
Registration Statement on Form S-4 (File No. 333-175774)
Schedule TO-T (File No. 005-41434)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933 (the “Securities Act”), Validus Holdings, Ltd. (the “Company”) hereby requests the withdrawal of the Company’s Registration Statement on Form S-4 (File no. 333-175774) filed with the Securities and Exchange Commission on July 25, 2011, as amended on August 3, 2011, August 15, 2011 and August 19, 2011, together with all exhibits thereto (the “Registration Statement”).  The Company’s request is based on its withdrawal of the exchange offer to which the Registration Statement relates because the conditions set by the Company for the completion of the exchange offer were not satisfied as of the expiration time of the exchange offer and Validus did not waive these conditions.  Because the proposed offering of the securities under the Registration Statement will not occur, the Company believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) of the Securities Act.

In accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Should you have any questions on this matter, please contact Todd E. Freed or Stephen F. Arcano of Skadden, Arps, Slate Meagher & Flom LLP at (212) 735-3714 and (212) 735- 3542, respectively.

Sincerely,

VALIDUS HOLDINGS, LTD.

By:	/s/ Robert F. Kuzloski
	Name:	Robert F. Kuzloski
	Title:	Executive Vice President and Chief Corporate Legal Officer